UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gazit-Globe Ltd.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Israel

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gazit-Globe Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Subject Securities)

M4793C102

(CUSIP Number of Class of Securities (if applicable))

Adi Jemini

Executive Vice President and Chief Financial Officer

10 Nissim Aloni Street

Tel-Aviv, Israel 6291924

Tel: +972-3-694-8000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 18, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Name of Exhibit
99.1	Ordinary Tender Offer Buyback Specification for the acquisition of Ordinary Shares, par value NIS 1.0 each, of Gazit-Globe Ltd. (the “Offeror” or the “Company”), offered by the Company

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On the date hereof, Gazit-Globe Ltd. is submitting to the Securities and Exchange Commission an appointment of agent for service of process and undertaking on Form F-X, dated March 19, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GazGazit-Globe Ltd.

Date: March 19, 2019	By:	/s/ Adi Jemini
Name: Adi Jemini Title: Executive Vice President and Chief Financial Officer